ROLLING THUNDER EXPLORATION LTD.

AUDIT COMMITTEE CHAIR

POSITION DESCRIPTION

Appointment

1.

The Chair of the Audit Committee will be appointed, serve and be removed at the pleasure of the Board.

Duties of the Audit Committee Chair

2.

In addition to fulfilling his or her duties as an individual director, the duties of the Audit Committee Chair are to:

(a)

serve as the Audit Committee’s role model for responsible, ethical and effective decision making;

(b)

lead the Audit Committee in discharging all duties set out in the Audit Committee Charter;

(c)

take reasonable steps to ensure that the Audit Committee members execute their duties pursuant to their Mandate;

(d)

manage the affairs of the Audit Committee to ensure that the Audit Committee is organized properly and functions effectively;

(e)

ensure that notice of all meetings of the Audit Committee are provided to the external auditor;

(f)

preside at, and together with the members of the Audit Committee, management, external auditors and advisors, as appropriate, call, schedule and prepare the agenda for each meeting of the Audit Committee;

(g)

ensure that the Audit Committee meets in closed sessions with the external auditors;

(h)

coordinate with the CFO, Corporate Secretary, management and the external auditors to ensure that:

(i)

documents are delivered to members in sufficient time in advance of Audit Committee meetings for a thorough review;

(ii)

matters are properly presented for the member’s consideration at meetings;

(iii)

the members have an appropriate opportunity to discuss issues at each meeting;

(iv)

the members have an appropriate opportunity to question management, employees and the external auditors regarding financial results, internal controls, the collection of financial information and all other matters of importance to the Audit Committee; and

(v)

the members work constructively towards their recommendations to the Board;

(i)

communicate with each Audit Committee member to ensure that:

(i)

each member has the opportunity to be heard and participate in decision making; and

(ii)

each member is accountable to the Audit Committee;

(j)

arrange for the preparation, accuracy and distribution of all minutes of the Audit Committee to:

(i)

members of the Audit Committee;

(ii)

each member of the Board;

(iii)

the external auditor; and

(iv)

the CEO and CFO;

(k)

ensure that the Audit Committee, following each meeting:

(i)

reports to the Board regarding its activities, findings and recommendations; and

(ii)

makes Committee information available to any director upon request; and

(l)

assist in maintaining effective working relationships between Committee members, the Board, the CEO and CFO, external auditors, advisors, executive officers and management.

APPROVED BY THE BOARD ●, 2006